UBI Blockchain Internet LTD.

A Delaware Corporation

SmartSpace 3F, Level 9, Unit 908, 100 Cyberport Rd.

Hong Kong, People’s Republic of China

Telephone: (917) 242-7309

September 5, 2017

VIA EDGAR TRANSMISSION AND E- MAIL

U. S. Securities and Exchange Commission

Division of Corporate Finance, Mail Stop 4631

100 F. Street N.E.

Washington, DC 20549

Attention: Ms. Sherry Haywood, Staff Attorney

Re: UBI Blockchain Internet, Ltd.

Amendment No. 2 to Registration Statement on Form S-1

Filed July 6, 2017

File No. 333-217792

Amendment No. 1 to Form 8-K

Filed June 29, 2017

File No. 000-54236

Dear Ms. Haywood:

On behalf of UBI Blockchain Internet, LTD (the “Company”), we are hereby responding to the letter, dated July 21, 2017 (the “Comment Letter”), from the Staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amended No. 2 Registration Statement on Form S-1/A (File No. 333-217792) (the “Registration Statement”) and Amended Form 8-K filed June 29, 2017. In response to the Comment Letter, the Company is filing with the Commission today Amendment No. 3 to the Registration Statement.

For ease of reference, set forth below are the comments of the Staff with respect to the Registration Statement. The Company’s response is set forth below providing you with a response to each comment. Additionally, we shall send you a marked copy of the amended Registration Statement via email in order to help you expedite your review process.

Please note, that Amendment No. 3 to the Registration Statement has been updated to include the most recent financials in pursuant to Rule 8-08 of Regulation S-X and we updated all related information in this amended filing.

September 5, 2017

Amendment No. 2 to Registration Statement on Form S-1

General

1. We note your response to comments one, two and 29 in our letter dated June 5, 2017. We also note disclosure on page 56 that the transfer of the ownership of Shenzhen Nova E-commerce, Ltd. to UBI will be complete when the business license of NOVA in Hong Kong has been changed to UBI, and your July 6, 2017 response letter that the Chinese government is still processing the business license. Please revise your registration statement to clearly disclose, if true, that you have not completed your acquisition with Shenzhen Nova E-commerce, Ltd., and revise disclosure that you have acquired 100% ownership of Shenzhen Nova E-commerce, Ltd. Please also note that to the extent you have registered the resale of any Class C common shares that you plan to issue to Shenzhen Nova E-commerce, Ltd. stockholders, you should remove these shares from the registration statement. It is not appropriate to register the resale of shares before they are actually issued and outstanding.

Response: We respectfully note the Staff’s comment. We have waited to respond to this comment letter until the acquisition with Shenzhen Nova E-commerce, Ltd. (“Nova”) was approved by Chinese government. On August 28, 2017 the Regulation Committee of the Chinese government officially approved the acquisition of NOVA. The Business License Chinese Uniform Social Credit Code Number is: 91440300MA5DDCB527. We amended our Form 8-K, originally filed on May 16, 2017 to announce the Chinese government approval of the Shenzhen Nova E-commerce, Ltd. acquisition. The shares are now issued and outstanding.

2. We note your response to comment three in our letter dated June 5, 2017. Please tell us whether and where the XBRL interactive data is posted to your website as required by Item 601(b)(101)(i) of Regulation S-K. A search of this term on your website returned no results.

Response: We respectfully note the Staff’s comment. At the time of this Comment Letter, there was no XBRL interactive data posted to the Company’s website. Based on your earlier Comment Letter, the Company started including XBRL interactive data with its financial statements. The Company has informed its Webmaster to provide a link from its website to post XBRL interactive data. We thank you for bringing this to our attention.

3. We note your response to comments four and 52 in our letter dated June 5, 2017, and we reissue the comment. Please describe your operations prior to the date of the merger with Shenzhen NOVA E-Commerce Ltd., and revise your prospectus to disclose that you are a shell company and provide appropriate disclosure of the consequences, challenges, risks and limitations associated with being a shell company. Note that the number of employees and contractors you may have engaged is not determinative of whether you are a shell company, and it appears that you have only taken actions that have not yet produced revenues or that are preparatory in nature. Because you have only nominal operations and assets, we believe you continue to meet the definition of a shell company within the meaning of Securities Act Rule 405.

September 5, 2017

Response: We respectfully note the Staff’s comment. We have added disclosure to describe the operations prior to the date of the merger. Additionally, we concur with the Staff’s original comment letter, dated June 5, 2017, Comment No. 55, that in part states: “As it appears that you were a shell company immediately before the acquisition of Shenzhen Nova E-commerce, Ltd., please amend your Form 8-K to provide the requisite [Form 10 information, based on Item 2.01(f) of Form 8-K] disclosure.” Based on this Comment, we have amended our Form 8-K, originally filed on May 16, 2017 to provide the required Form 10 information.

Calculation of Registration Fee table

4. Please revise to disclose the correct total amount of shares to be registered.

Response: See response to Comment No. 1 above.

Prospectus Cover Page

5. We note your response to comment 12 in our letter dated June 5, 2017. Please revise to include the correct page number of your risk factors section.

Response: We have revised our Prospectus cover page to include the correct page number of our risk factors.

Prospectus Summary, page 3

6. We note your response to comment 14 in our letter dated June 5, 2017. Please revise your registration statement to make your disclosures consistent on pages four when you disclose that you relied upon the sale of securities in unregistered transactions to fund your operations, page 10 that you plan to seek additional funds through private placements and in Note 6 to the audited financial statements that you received a loan from your chief executive officer for company expenditures.

Response: We have revised our disclosures on Pages 4 an 10, that we relied on our CEO to loan us monies to fund our operations.

Selling Stockholders, page 26

7. We note your disclosures in response to comment 24 in our letter dated June 5, 2017. Please tell us how the offering of 8.4 million shares of Class C shares to 45 stockholders, and the offering of 25 million Class C shares to 130 stockholders were not public offerings. In this regard, we note that Rule 506, which describes an exemption for offers and sales that will be deemed not to involve public offerings within the meaning of section 4(a)(2) of the Securities Act, limits the number of unaccredited purchasers to 35. While you may have an exemption available for the offer and sale of these shares, based on the information you have provided, it is unclear why these offers and sales did not involve public offerings.

September 5, 2017

Response: The Offering was carried out in reliance on the exemption from registration afforded by the provisions of Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). Section 4(a)(2) of the Securities Act provides that the provisions of Section 5 of the Securities Act do not apply to “transactions not involving any public offering” (the “Section 4(a)(2) exemption”). In the case of the NOVA acquisition, the shareholders exchanged their shares based on their pro-rata ownership of NOVA.

The number of securities and size of the offering provided each NOVA shareholder the necessary incentive to participate in this business combination. The Company only communicated with the NOVA shareholders. The Company did not use general advertising or general solicitation in connection with the business combination. As a result of the transaction, each original NOVA shareholder exercised their right to exchange all of their ownership into Class C common stock in the combined company. It is our understanding that during the due diligence and negotiating process, NOVA shareholders developed an understanding of the operations of UBI Blockchain Internet, Ltd. It is “the requisite association with and knowledge of the issuer which make the Section 4[(a)](2) exemption available.” See SEC Release No. 33−4552.

8. We note disclosure on page 26 in the first paragraph that 174 stockholders hold Class C shares, in paragraph 6 that 45 Class C stockholders obtained their shares as employee and employee contractors and 130 obtained their shares in the Nova transaction (45 plus 130 equals 175 shares), the legal opinion filed as exhibit 5.2 states that Class C shares are held by 178 stockholders and the table on pages 29-35 list 179 selling stockholders. Please make your disclosures consistent.

Response: There are a total 178 stockholders, and yes, there are 179 selling stockholders on the table on pages 29-35. Zhenyuan Yu is listed twice on the selling stockholder list. He received 1,200,000 Class C shares as part of the Nova acquisition, where he is registering all of these shares and separately he received 100,000 Class C shares for business consulting where he is only registering half of these shares. He is listed twice on the selling stockholder list to clarify his ownership of the NOVA shares vs. his ownership in other shares he earned. For clarification, we have added a footnote (5) to the selling stockholder table. Further, the Registration Statement has been update to reflect 178 shareholders and 48 Class C stockholders obtained their shares as employee and employee contractors.

September 5, 2017

9. We note your response to comment 23 in our letter dated June 5, 2017. Please disclose:

•         the dates your selling stockholders obtained their shares;

•         a complete description of the consulting services Chaeng U Wai will perform for you; and

•         the transaction or transactions in which the holders of 18,300,000 Class C shares obtained their shares. In this regard, you address the stockholders who collectively own a total of only 33,400,000 Class C shares, yet you are registering the resale of 55,700,000 Class C shares.

Response: We disclosed that our selling stockholders received their shares for their business and consulting services and the NOVA shareholders did not receive their shares until the NOVA acquisition was completed.

We provided a description of the consulting services Chaeng U. Wai will perform for the company (see 4th paragraph under “Selling Shareholders”).

There are 73,400,000 Class C Shares issued and outstanding. 40,000,000 are owned by Tony Liu, 25,000,000 owned by the former NOVA shareholders and 8,400,000 owned by other shareholders. Tony Liu is only registering half of his shares, the former NOVA shareholder are registering all of their shares and “some” but not all the non-NOVA shareholders are only registering half of their shares. (See Selling Stockholder Table.)

Rule 144, page 41

10. We note your response to comment 27 in our letter dated June 5, 2017. Please clarify whether the 5,145,682 issued shares were registered or unregistered, and returned to treasury for cancellation. Please also briefly address the circumstances of the return of 33,583,149 shares to treasury.

Response: We clarified in the Registration Statement that the 5,145,682 issued shares were unregistered. With regards to the cancellation of shares, it was a combination of dividend spin-off shares that were cancelled and returned to treasury and cancellation of shares based on the satisfaction of an outstanding loan to the Company.

11. We note your response to comment 4 and comment 28 in our letter dated June 5, 2017. Please revise to clarify that the Rule 144 is unavailable to holders of shares issued by shell companies during the period of time that they were shell companies, as indicated in your disclosure, and for a period of one year after the date that the company files Form 10 information reflecting its status as an entity that is no longer a shell company, all as described in Rule 144(i). Please revise accordingly.

September 5, 2017

Response: We have revised and added three paragraphs under the heading “Special provisions for ‘Shell Companies’” to describe Rule 144(i).

Description of Business, page 44

12. We note your response to comment 30 in our letter dated June 5, 2017. Please revise your risk factor disclosure on page 12 in the sections “We may be unable to gain any significant market acceptance for our products and services. . .”, and “We may not be Tony Liu able to attract . . . technological innovation platform offering” and page 18 in the section “Our use of “open source software” ”. . .” to refer to your “intended” products, services, technologies and software.

Response: We have updated both the Risk Factors and the entire Registration Statement to refer to our “intended” products, services, technologies and software.

Directors, Executive Officers, Promoters and Control Persons, page 61

13. We note your response to comment 34 in our letter dated June 5, 2017. For Mr. Cheng, please clarify the time periods of his employment for the past five years and for Mr. Min, please explain his manager position.

Response: We have expanded the disclosure to clarify the time periods of Mr. Cheung’s employment for the past five years and we have explained Mr. Min’s position as manager of corporate communications.

Compensation of Directors, page 68

14. We note your response to comment 36 in our letter dated June 5, 2017. Please revise your disclosures throughout your prospectus to clearly disclose that the $15,000 paid to your directors was not compensation, but were fees to cover their past incidental expenses, consistent with your response.

Response: We have revised our disclosures to disclose that the $15,000 paid to our directors was not compensation. See note under Compensation Table.

Certain Relationships and Related Transactions, page 71

15. We note your response to comment 37 in our letter dated June 5, 2017. Please file a written description of the verbal agreement of your loan from Mr. Liu and UBI Hong Kong as an exhibit. Please see Regulation S-K C&DI 146.04, available on our website.

September 5, 2017

Response: We have filed a written description of the verbal agreement of our loan from Mr. Tony Liu and UBI Hong Kong as an exhibit. See Exhibit 99.1

Exhibits, page II-8

16. We note your response to comment 41 in our letter dated June 5, 2017. Please have counsel revise its opinion to include a consent to the prospectus discussion of the opinion, as well as the items that are already included. Please see Section IV of Staff Legal Bulletin No. 19. In addition, please list counsel’s consent, required by Item 601(b)(23), in the exhibit list. Although the consent is not filed as a separate document, you may list it, then refer to its location in the legal opinion filed as Exhibit 5.

Response: Our counsel has revised his opinion to include a consent to the prospectus discussion of the opinion, and his consent is now referred to in the Exhibit Index as the legal opinion filed as Exhibit 5.

17. We note your response to comment 43 in our letter dated June 5, 2017. Please file your revised bylaws and include such revised bylaws in your exhibit index.

Response: We have filed our Amended and Restated By-laws in a Form 8-K, filed with the Commission on August 24, 2017. The filing appears in our exhibit index.

Amendment No. 1 to Form 8-K

18. We note your discussion of your operations in response to comment 4 in our letter dated June 5, 2017, including your payroll and full time employee count. Please describe your operations prior to the date of the merger with Shenzhen NOVA E-Commerce Ltd.

Response: We have described our operations prior to the date of the merger with Shenzhen NOVA E-Commerce Ltd. (See added disclosures under “About Shenzhen Nova E-commerce, Ltd.”

19. We note your response to comment 50 in our letter dated June 5, 2017. Please advise why no purchase price amounts were allocated to the business licenses of Shenzhen NOVA E-Commerce Ltd. which are discussed in your response to comment 51. Refer to ASC 805-20-55-2 through 55-45.

September 5, 2017

Response: No purchase price amounts were allocated to the NOVA business licenses as the actual cost is nominal. What brings value to a business license, is not the cost, but the amount of time and government policy hurdles that make the approval of such a business license very high. This business license permits the holder to carry business in online cross-border (import and export) in the industry of online healthcare products offering. UBI is a foreign (USA) entity in China, as such, it is virtually impossible, or almost unheard of, to be able to apply for such a license as Nova's approved. That is why it represents a significant value, but at a nominal cost where it would be very difficult to quantify a purchase price.

The Company requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter our legal counsel at (312) 894-0130.

UBI Blockchain Internet, Ltd.
By: /s/ Tony Liu
Tony Liu Chairman and Chief Executive Officer

cc: T. J. Jesky, Esq.